FILED BY ORACLE CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SIEBEL SYSTEMS, INC.

COMMISSION FILE NO. 0-20725

[The following quotes were added to Oracle’s website on September 29, 2005]

Unisys is an enterprise class client of Oracle’s ERP software, as well as a large user of PeopleSoft HR and Siebel CRM applications. We believe the acquisition of Siebel is an important move for Oracle and for the industry, and one that will help us provide seamless integration of our systems and applications to support our operations and clients around the world. — John Carrow, Unisys Chief Information Officer and Vice President of Worldwide Information Technology

“BearingPoint congratulates Oracle on their continued steps to deepen and broaden their enterprise software capabilities and further their industry focus through the acquisition of Siebel Systems. We believe the combination of Oracle and Siebel and their new plans for CRM fusion will further enhance our ability to better serve our mutual clients.”—Gail P. Steinel, Executive Vice President, Global Commercial Services Industry, BearingPoint, Inc.

“Companies seeking a leading edge CRM solution have for years been faced with a ‘best of breed’ choice versus an ‘enterprise suite’ choice. Oracle’s acquisition of Siebel allows companies to get the best of both worlds. This is good news for the marketplace and good news for consulting firms like Hitachi Consulting.”—Brian Johnson, Managing Vice President, Customer & Channel Solutions, Hitachi Consulting

“With the Siebel acquisition we continue to see great things happening at Oracle for business partners. It is an exciting time to be working with Oracle as a partner.”—Walt Zipperman, CEO, DAZ Systems, Inc.

Important Information

This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.

Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and Siebel. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Siebel, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Siebel, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Siebel could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Siebel.

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